SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON DC 20549

                                       FORM 12B-25

                              NOTIFICATION OF LATE FILING

                                    Commission File Number     0-5920


(Check one)

 Form 10-K and From 10-KSB         Form 11-K

 Form 20-F         X  Form 10-Q and Form 10-QSB        Form N-SAR

For period ended           2/28/98


 Transition Report on Form 10-K and Form 10-KSB

 Transition Report on Form 20-F

 Transition Report on Form 11-K

 Transition Report on Form 10-Q and Form 10-QSB

 Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       Lancer Orthodontics, Inc.


Former name if applicable

Address of principal executive office (Street and number)


                                  53 Pawnee Street


City, state and zip code         an Marcos CA 92069


                                    PART II
                             RULE 12B-25(B) AND (C)

  If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
  X prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is currently gathering and analyzing certain accounting information to complete its financial statements.

                                    PART IV
                               OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

   Valoree Weatherly                           760/744-5585

         (Name)                        (Area Code) (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
      the answer is no, identify report(s).              X Yes     No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                    Yes      X No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made
                        Lancer Orthodontics, Inc.

              (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       April 14, 1998           By     Doug Miller, President